Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

March 16, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 9, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Revolution Healthcare Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

SAIL securities, each consisting of one share of Class A
common stock, $0.0001 par value, and one-fifth of one
redeemable warrant to acquire one share of Class A
Common Stock

Class A Common Stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock
at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery